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                                                     OMB Approval
                           UNITED STATES             OMB Number: 3235-0058
                SECURITIES AND EXCHANGE COMMISSION   Expires: March 31, 2006
                      Washington, D.C. 20549         Estimated average burden
                                                     hours per response.... 2.50
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                                                           SEC FILE NUMBER
                            FORM 12b-25                        333-8919
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                   NOTIFICATION OF LATE FILING               CUSIP NUMBER
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(Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form
             N-SAR [X| Form N-CSR

          For Period Ended: December 31, 2004

          [ ] Transition Report on Form 10-K

          [ ] Transition Report on Form 20-F

          [ ] Transition Report on Form 11-K

          [ ] Transition Report on Form 10-Q

          [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:
                                           --------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Hansberger Institutional Series
Full Name of Registrant

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Former Name if Applicable

401 East Las Olas Blvd.. Suite 1700
Address of Principal Executive Office (Street and Number)

Fort Lauderdale. Florida 33301
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                   Persons who are to respond to the collection of information
SEC 1344 (07-03)   contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     We are not filing our Form N-CSR because recently we identified various instances where certain shareholders were not charged transaction fees where such transaction fees should have been charged. We are now assessing whether there are any other failures to collect transaction fees that should have been collected and the implications of not charging the transaction fees. In addition, we expect to change our controls to be sure that transaction fees are charged in all instances in which they are required to be charged.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

J. Christopher Jackson, Esq.       954            713-2533
           (Name)              (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          The Form NSAR-B for the period ended December 31, 2004 has been filed and the Annual Report to Shareholders for the Period Ended December 31, 2004 has been mailed to shareholders.

                                                                  Yes [ ] No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         Hansberger Institutional Series
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 10, 2005        By /s/ J. Christopher Jackson, Esq.
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                               J. Christopher Jackson, Esq.
                               Vice President of Hansberger Institutional Series